SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                              FIFTH THIRD BANCORP.
                              --------------------
                                (Name of issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    316773100
                                    ---------
                                 (CUSIP Number)



                               Donald J. Wuebbling
                                  400 Broadway
                             Cincinnati, Ohio 45202
                                 (513) 629-1469
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 31, 1999
                                ----------------
                      (Date of Event which Requires filing
                               of this Statement)


If the filing person has previously filed a statement on Scheduled 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note:  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

--------------------------------                -------------------------------
CUSIP No. 316773100                  13D               Page 2 of 8 Pages
-------------------------------                 -------------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WASLIC COMPANY II (Waslic) IRS Employer Identification No. 52-1549279
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC and 00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                         [    ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Waslic is a Delaware corporation
--------------------------------------------------------------------------------
     NUMBER OF                  7       SOLE VOTING POWER

      SHARES                            Waslic - 18,791,239.03.  See item 3
                                ------------------------------------------------
     BENEFICIALLY               8       SHARED VOTING POWER

      OWNED BY                          None
                                ------------------------------------------------
       EACH                     9       SOLE DISPOSITIVE POWER

     REPORTING                          Waslic - 18,791,239.03.  See item 3.
                                ------------------------------------------------
     PERSON                     10      SHARED DISPOSITIVE POWER

      WITH                              None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,136,804.50 (as a group)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                              [    ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.76%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

--------------------------------                -------------------------------
CUSIP No. 316773100                  13D               Page 3 of 8 Pages
-------------------------------                 -------------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     THE WESTERN AND SOUTHERN LIFE INSURANCE COMPANY (Western-Southern) IRS Employer Identification No. 31-0487145
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                           [  ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Western-Southern is an Ohio corporation

--------------------------------------------------------------------------------
     NUMBER OF            7       SOLE VOTING POWER

       SHARES                     Western-Southern -  3,345,565.5.  See item 3
                                  ----------------------------------------------
     BENEFICIALLY         8       SHARED VOTING POWER

     OWNED BY                     None
                                  ----------------------------------------------
       EACH               9       SOLE DISPOSITIVE POWER

     REPORTING                    Western-Southern - 3,345,565.5 See item 3.
                                  ----------------------------------------------
     PERSON               10      SHARED DISPOSITIVE POWER

      WITH                        None
--------------------------------------------------------------------------------
12   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,136,804.5 (as a group)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                              [    ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.76%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IC
--------------------------------------------------------------------------------

Item 1   Security and Issuer                                  Page 4 of 8 Pages
------   -------------------

     This statement relates to the common shares with a par value of $6.66 (the "Fifth Third Common Shares") of Fifth Third Bancorp, an Ohio corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 38 Fountain Square Plaza, Cincinnati, Ohio 4522-3102.

Item 2   Identity and Background
------   -----------------------
     (a), (b) and (c)

          This statement is being filed by Waslic Company II, a Delaware corporation, ("Waslic"), with principal business and offices at 802 West Street, Wilmington, Delaware 19801, and by The Western and Southern Life Insurance Company, an Ohio mutual insurance company ("Western-Southern"), with principal business and offices at 400 Broadway, Cincinnati, Ohio 45202. Waslic is a wholly owned investment subsidiary of Western-Southern. Western-Southern operates as a life insurance company and is licensed as such in 43 states and the District of Columbia. Funds to make new investments are obtained from revenues. Any further references to Western-Southern in this Schedule 13D will include Waslic unless the context indicates otherwise.

          A list of the names, including business addresses and present principal occupation of the directors and executive officers of Waslic and Western-Southern is attached hereto as Schedule A.

     (d) During the last five years neither Waslic nor Western-Southern, and to the best knowledge of Waslic and Western-Southern none of the persons whose names are set forth in Schedule A, were convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years neither Waslic nor Western-Southern, and to the best knowledge of Waslic and Western-Southern none of the persons whose names are set forth in Schedule A, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

     (f) To the best knowledge of Waslic and Western-Southern all persons whose names are set forth in Schedule A are citizens of the United States of America.

Item 3   Source and Amount of Funds or Other Consideration
------   -------------------------------------------------

          Not applicable.

Item 4   Purpose of Transaction

          The Fifth Third Common Shares were initially acquired in the ordinary course of Western-Southern's business. The percentage held by Waslic and Western-Southern declined because the Issuer issued additional securities in connection with acquisitions.

Item 5   Interest in Securities of the Issuer
------   ------------------------------------

     (a)  Waslic  and   Western-Southern   beneficially  own  in  the  aggregate
     22,130,437.03 shares of Fifth Third Common Shares. This position represents 4.76% of all of the Fifth Third Common Shares outstanding.

     (b) Western-Southern has the sole power to vote or to direct the vote and sole power to dispose of or direct the disposition of an aggregate of 22,136,804.5 shares of Fifth Third Common Shares, consisting of
     18,791,239.03 shares beneficially owned by Waslic, 3,109,209 shares beneficially owned by Western-Southern and 236,356.5 shares held by Western-Southern Enterprise Fund Inc. ("Western-Southern Fund"),

                                                               Page 5 of 8 Pages

     which is controlled by Western-Southern and is organized exclusively for charitable, religious, educational and scientific purposes, including, the making of distribution to organizations that qualify as exempt organizations under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

     (c) No shares of Fifth Third Common Shares have been purchased or otherwise acquired by Western-Southern during the past 60 days, other than as described herein.

     (d) Not applicable.

     (e) On October 31, 1999, Waslic and Western-Southern ceased to be the beneficial owner of more than five percent of Fifth Third Common Shares.

Item 6   Contracts, Arrangements, Understandings or Relationships with Respect
------   to Securities of the Issuer.
         -----------------------------------------------------------------------

     Waslic and Western-Southern have no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7   Material to be Filed as Exhibits
------   --------------------------------

     There are no written agreements, contracts, arrangements, understandings, plans or proposals by or between the persons named in Item 2 and any other person relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; or (2) the acquisition of control of the Issuer, liquidation, sales of assets, merger or any change in business or corporate structure or any other matter as disclosed in Item 6.

Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 30, 2000.

THE WESTERN AND SOUTHERN LIFE INSURANCE COMPANY


/s/ William F. Ledwin
-------------------------------------
William F. Ledwin, Senior Vice President and
Chief Investment Officer

WASLIC COMPANY II

/s/ Daniel F. Lindley
------------------------------------
Daniel F. Lindley,  President and Secretary

                                                               Page 6 of 8 Pages

                                   Schedule A

The following table sets forth information concerning the directors of Western-Southern

Name                          Principal Occupation                        Business Address

John F. Barrett               President and Chief Executive Officer       *
                              Western-Southern

Donald A. Bliss               Formerly Chief Executive Officer,           10892 E. Fanfol Lane
                              Northwestern Bell and Vice President,       Scottsdale, Arizona 85259
                              U.S. West Communications

James N. Clark                Secretary                                   *

Dr. Lawrence C. Hawkins       Owner, The LCH Resource                     3909 Reading Road
                                                                          Cincinnati, Ohio 45229

The Rev. James E. Hoff        President, Xavier University                3800 Victory Parkway
                                                                          Cincinnati, Ohio 45207

Dr. J. Harold Kotte           Formerly President, Cardiology              *
                              Associates of Cincinnati

Eugene P. Ruehlmann           Attorney-at-Law, Vorys, Sater               Suite 2100, 221 E. 4th Street
                              Seymour and Pease                           Cincinnati, Ohio 45202

George H. Walker III          Chairman of the Board,                      500 N. Broadway
                              Stifel Financial Corp.                      St. Louis, Illinois 63102

Thomas L. Williams            President, North American Properties        212 E Third Street, Suite 300
                                                                          Cincinnati, Ohio 45202

William J. Williams           Chairman of the Board, Western-Southern     *

*Business address is 400 Broadway, Cincinnati, Ohio 45202

                                                               Page 7 of 8 Pages

The following table sets forth information concerning executive officers of Western-Southern

Name                     Principal Occupation                   Business Address

John F. Barrett          President and Chief Executive Officer       *

James N. Clark           Secretary                                   *

Bryan C. Dunn            Senior Vice President and Chief
                         Marketing Officer                           *

Clint D. Gibler          Vice President Technology                   *

Noreen J. Hayes          Senior Vice President                       *

Dale P. Hennie           Senior Vice President                       *

Carroll R. Hutchinson    Senior Vice President                       *

William F. Ledwin        Senior Vice President and Chief
                         Investment Officer                          *

Jill T. McGruder         Senior Vice President                       *

J. J. Miller             Senior Vice President                       *

Nora E. Moushey          Senior Vice President and Chief Actuary     *

James M. Teeters         Senior Vice President                       *

Robert L. Walker         Senior Vice President and Chief Financial
                         Officer                                     *

William J. Williams      Chairman of the Board                       *

Donald J. Wuebbling      Senior Vice President and General Counsel   *


*Business address is 400 Broadway, Cincinnati, Ohio 45202

                                                               Page 8 of 8 Pages

The following table sets forth information concerning the directors of Waslic Company II

Name                           Principal Occupation                        Business Address

Wilson J. C. Braun, Jr.        President J.P. Morgan Trust Company         500 Stanton Christiana Road
                               Of Delaware                                 Newark, Delaware 19713

William F. Ledwin              Senior Vice President and Chief             400 Broadway
                               Investment Officer, Western-Southern        Cincinnati, Ohio 45202
                               And President of Forth Washington
                               Investment Advisors, Inc.

Daniel F. Lindley              Attorney-at-Law, Reed, Smith Shaw           1201 Market Street
                               & McClay LLP                                Wilmington, Delaware 19801

Donald J. Wuebbling            Senior Vice President and General           400 Broadway
                               Counsel, Western-Southern                   Cincinnati, Ohio 45202

The following table sets forth information concerning the executive officers of Waslic Company II.

Name                           Principal Occupation                        Business Address

Wilson J. C. Braun, Jr.        President, J.P. Morgan Trust                500 Stanton-Christiana Road
Vice President and Treasurer   Company of Delaware                         Newark, Delaware, 19713

Terence Connelly               Client Service Specialist, Morgan           500 Stanton-Christiana Road
Vice President and Assistant   Guaranty Trust Company
Secretary

Daniel F. Lindley              Attorney-at-Law, Reed, Smith, Shaw          1201 Market Street
President and Secretary        & McClay,  LLP                              Wilmington, Delaware 19801

H. Christian Raymond           Vice President, J.P. Morgan                 500 Stanton Christiana Road
Vice President and Assistant                                               Newark, Delaware 19713
Secretary

Norman J. Shuman               President, Belfint, Lyons & Shuman          200 West Ninth Street Plaza
Vice President                                                             Wilmington, Delaware 19899